Exhibit 99.(g)(4)

SUB-ADVISORY FEE WAIVER AGREEMENT

iCapital Fund Advisors LLC

60 East 42nd Street

26th Floor

New York, NY 10036

June 16, 2026

HB Wealth Management, LLC

3550 Lenox Road NE, Suite 2700

Atlanta, GA 30326

Dear Ladies and Gentlemen:

This letter (the “Agreement”) will confirm the agreement between HB Wealth Management, LLC (“HB”) and iCapital Fund Advisors LLC (“iCapital”), as follows:

1.	The HB Wealth Credit Opportunities Fund (the “Fund”) is a closed-end management investment company that does not publicly offer its shares and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Pursuant to a Sub-Advisory Agreement dated June 16, 2026, between HB and iCapital (the “Sub-Advisory Agreement”), iCapital has retained HB to provide the Fund with sub-advisory and certain other services. Pursuant to the Sub-Advisory Agreement, iCapital has agreed to pay to HB a sub-advisory fee at the annual rate of 1.00% of the value of the Fund’s month-end assets (0.083% on a monthly basis) (the “Sub-Advisory Fee”).

3.	Pursuant to this Agreement, HB agrees to waive completely the Sub-Advisory Fee it is entitled to receive from iCapital pursuant to the Sub-Advisory Agreement for the first twelve months of the Fund’s operations (the “Expiration Date”).

4.	HB may not seek reimbursement from iCapital or the Fund with respect to the Sub-Advisory Fee waived pursuant to this Agreement.

5.	This Agreement shall become effective on the effective date of the Sub-Advisory Agreement and continue through the Expiration Date, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Sub-Advisory Agreement.

6.	Any question of interpretation of any term or provision of this Agreement, including but not limited to the Sub-Advisory Fee, the computation of net asset value, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Sub-Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Sub-Advisory Agreement or the 1940 Act.

7.	If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

8.	This Agreement constitutes the entire agreement between HB and iCapital with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both HB and iCapital.

If the foregoing correctly sets forth the agreement between iCapital and HB, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

ICAPITAL FUND ADVISORS LLC

By:	/s/ Brian Hourihan
Name:	Brian Hourihan
Title:	Authorized Signatory

ACCEPTED:

HB WEALTH MANAGEMENT, LLC

By:	/s/ Jamie Hennessy
Name:	Jamie Hennessy
Title:	Chief Financial Officer

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